Exhibit 99.20

Report of the statutory auditor to the extraordinary general meeting in respect of a cross-border merger by ARGAN S.A. in Warehouses De Pauw NV

FREE TRANSLATION OF STATUTORY AUDITOR’S REPORT

ORIGINALLY PREPARED IN DUTCH

In accordance with article 12:114 of the Belgian Code of Companies and Associations (“BCCA”), we issue, in our capacity of statutory auditor, a report addressed to the extraordinary general meeting of Warehouses De Pauw NV registered with the Crossroads Bank for Enterprises under number 0417.199.869 regarding the relevance and reasonableness of the exchange ratio as included in the common draft terms of a cross-border merger by acquisition of Argan S.A. by Warehouses De Pauw NV, Argan S.A. being registered with the Register of Trade and Companies of Nanterre (France) under number 393 430 608 filed with the clerk’s office of the enterprise court on 24 July 2026 and the merger board report, and regarding the appropriateness of the applied valuation methods.

Opinion

Based on our work, we are of the opinion that:

•	the relative weight given to these methods, in determining the value considered, leads to an exchange ratio that is relevant and reasonable;
•	the valuation methods used by the management bodies, as set out in the merger proposal and the merger report, are appropriate in the given case; and
•	the use of the different valuation methods is appropriate in the given case.

Furthermore, based on the work we have performed on the merger proposal and the merger report, we have no material deviations to report to you.

Basis for the unqualified opinion

We have carried out our assignment in accordance with the applicable normative framework in Belgium.

Our responsibilities under that framework are described in the section "Responsibilities of the statutory auditor".

The board of directors has used a multi-criteria approach based on generally accepted valuation methodologies for publicly listed real estate companies including: net asset values, market references (share prices, volume-weighted average prices and analyst target prices), earnings and dividend yields, precedent transactions, and discounted cash flows (DCF), for determining the exchange ratio.

Report of the statutory auditor to the extraordinary general meeting in respect of a cross-border merger by ARGAN S.A. in Warehouses De Pauw NV

The value attributed by the management body to the shares of each of the companies concerned, according to each of these methods, is as follows:

Valuation method	Argan value (€/share, cum-Argan Distribution)	Argan value (€/share, ex-Argan Distribution)	WDP value (€/share)	Implied exchange ratio (x) (on an ex-Argan Distribution basis)
Net asset values
Net asset value — EPRA NTA (30 June 2026)	93.8	82.8	21.4	3.9x
Market references
Spot share price (23 July 2026)	65.4	54.4	22.7	2.4x
1-month VWAP	61.8	50.8	22.1	2.3x
3-month VWAP	60.9	49.9	22.2	2.2x
6-month VWAP	62.7	51.7	23.1	2.2x
52-week high	71.1	60.1	26.0	2.3x
Average analyst target price	75.7	64.7	26.1	2.5x
Earnings yield
FFO parity — 2026e	84.0	73.0	22.7	3.2x
FFO parity — 2027e	80.7	69.7	22.7	3.1x
Dividend yield
Dividend parity — 2026e	63.4	52.4	22.7	2.3x
Dividend parity — 2027e	61.3	50.3	22.7	2.2x
Comparable market transactions
Precedent transactions	84.4	73.4	22.7	3.2x
DCF
Discounted cash flow	63.5	52.5	23.7	2.2x

Accordingly, in determining the exchange ratio, the management body took into account the distribution of a gross amount of €11 per Argan share before the merger and the result of negotiations between the parties, in which all the valuation methods described above were considered. An appropriate balance was sought between (i) a fair balance between the interests of WDP shareholders and Argan shareholders in the combined group, (ii) a premium to the Argan share price of 21% (based on Argan and WDP’s unaffected closing prices of EUR 65.40 and EUR 22.74, respectively, as per 23 July 2026, prior to the announcement), (iii) EPRA EPS accretion for the combined group, and (iv) maintaining a strong financial position for the combined group.

The above has led to the following method of calculating the exchange ratio: one Argan S.A. share (that has not been disposed of prior to the merger further to the withdrawal right) entitles the holder to 3 Warehouses De Pauw NV shares.

We have complied with the relevant ethical requirements applicable to the assignment.

Report of the statutory auditor to the extraordinary general meeting in respect of a cross-border merger by ARGAN S.A. in Warehouses De Pauw NV

We are of the opinion that the supporting information we have obtained is sufficient and appropriate as a basis for our conclusion.

Responsibilities of the management body of each company

The management body of each company is responsible for:

•	preparing a merger proposal in accordance with article 12:111 BCCA and seq. and articles L. 236-1 and seq. and R. 236-1 and seq. of the French Commercial Code;
•	preparing a merger report in accordance with article 12:113 BCCA;
•	the methods used to determine the exchange ratio;
•	the relative weight given to these methods;
•	the valuation resulting from each method;
•	the assumptions underlying the determination of the exchange ratio; and
•	establishing the exchange ratio.

The execution of the assignment by the statutory auditor as defined below does not relieve the management body of its responsibilities.

Responsibilities of the statutory auditor

Our responsibility is to report on the merger proposal and on the merger report. In the context of our assignment, we are responsible for assessing whether, based on the information we have, the merger proposal and the merger report contain a material misstatement, either information that is incorrectly stated or otherwise misleading.

Our responsibility also includes forming a conclusion with a reasonable level of assurance about the relevance and reasonableness of the exchange ratio as included in the merger proposal and the merger report, and about the appropriateness of the valuation methods applied. A reasonable level of assurance is a high level of assurance, but it is not a guarantee that, when performing our work in accordance with the applicable normative framework in Belgium, we will always detect a material misstatement if one exists.

Limitation on the use of our report

This report was prepared solely pursuant to article 12:114 BCCA in the context of the cross-border merger and may not be used for other purposes.

Zaventem, [DATE]

Report of the statutory auditor to the extraordinary general meeting in respect of a cross-border merger by ARGAN S.A. in Warehouses De Pauw NV

KPMG Bedrijfsrevisoren BV Statutory auditor represented by

Filip De Bock Bedrijfsrevisor / Réviseur d’Entreprises

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